UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 6

PENSKE AUTOMOTIVE GROUP, INC.

(Name of Issuer)

Common Stock (Par Value $0.0001 Per Share)

(Title of Class of Securities)

909440 10 9

(CUSIP Number)

Mr. Masaki Shimomura, General Manager

Retail Business Department

Second Motor Vehicles Division

Motor Business Unit

Mitsui & Co., Ltd.

2-1 Ohtemachi 1-Chome,

Chiyoda-Ku Tokyo, Japan

(Phone) + 81-3-3285-4323

Mr. Yuichiro Suzuki, General Manager

Motor Vehicles Department

Motor Vehicles Division

Mitsui & Co. (U.S.A.), Inc.

200 Park Avenue, New York, NY 10166

(Phone) 212-878-4316

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William D. Regner

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

February 3, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

Schedule 13D

CUSIP No. 909440 10 9
(1)	Name of Reporting Person Mitsui & Co., Ltd. S.S. or I.R.S. Identification No. of Above Person 98-0110185
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 15,559,217
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 15,559,217
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,559,217 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
(13)	Percent of Class Represented by Amount in Row (11) 17.0%[1]
(14)	Type of Reporting Person CO

(1)	To the extent that the parties to the Stockholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

[1]

There were 91,529,000 shares of Common Stock issued and outstanding as of September 30, 2009 (as set forth in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2009). 15,559,217/91,529,000 = 16.999%, to be rounded to nearest 10th, per 13D instructions = 17.0% of the Issuer’s Common Stock is held by Mitsui, in the aggregate.

CUSIP No. 909440 10 9
(1)	Name of Reporting Person Mitsui & Co. (U.S.A.), Inc. S.S. or I.R.S. Identification No. of Above Person 13-2559853
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 15,559,217
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 15,559,217
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,559,217 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
(13)	Percent of Class Represented by Amount in Row (11) 17.0%
(14)	Type of Reporting Person CO

(1)	To the extent that the parties to the Stockholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

This Amendment No. 6 amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on April 11, 2003, as amended by Amendment No. 1 filed on April 25, 2003, by Amendment No. 2 filed on February 17, 2004, by Amendment No. 3 filed on March 26, 2004, by Amendment No. 4 filed on January 27, 2006 and by Amendment No. 5 filed on September 18, 2006 (the “Statement”). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 6. Capitalized terms used and not defined in this Amendment No. 6 shall have the meanings set forth in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Statement is hereby amended and restated in its entirety as set forth in Annex A to this Amendment No. 6, and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby supplemented as follows:

Lock-Up Letter Agreement

On February 3, 2010, the Reporting Persons entered into a Lock-Up Letter Agreement (the “Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and J.P. Morgan Securities Inc. (“J.P. Morgan”) pursuant to which the Reporting Persons agreed, subject to the terms and conditions of the Agreement, not to transfer any shares of Common Stock during a period of 90 days (subject to extension as provided in the Agreement) from the date of a Secondary Stock Purchase Agreement to be entered into among Merrill Lynch, J.P. Morgan and certain selling stockholders named therein. Neither of the Reporting Persons is a selling stockholder under the Secondary Stock Purchase Agreement. The Lock-Up Letter Agreement is attached as Exhibit 19 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 19 Lock-Up Letter Agreement, dated February 3, 2010, between the Reporting Persons, on the one hand, and Merrill Lynch and J.P. Morgan as representatives of the several underwriters to be named in the Secondary Stock Purchase Agreement, on the other hand.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 3, 2010

MITSUI & CO., LTD.

By:	/s/ Nozomu Harada
Name: Nozomu Harada
	Title:	General Manager
Second Motor Vehicles Division

MITSUI & CO. (U.S.A.), INC.

By:	/s/ Kunio Watanabe
Name: Kunio Watanabe
	Title:	Senior Vice President and Divisional Operating Officer

ANNEX A

Unless otherwise indicated below, the business address of the directors and executive officers of Mitsui Japan is 2-1 Ohtemachi, 1-Chome, Chiyoda-Ku, Tokyo, Japan. The business address of the directors and executive officers of Mitsui USA is 200 Park Avenue, New York, NY 10166-0130. Each occupation set forth opposite such person’s name refers to employment with the Reporting Persons. To the Reporting Persons’ knowledge, none of the directors or executive officers of Mitsui Japan nor the directors or executive officers of Mitsui USA has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Unless otherwise indicated, each of the directors and executive officers of Mitsui Japan and Mitsui USA is a citizen of Japan. There are no controlling persons or executive officers or directors of other corporations or other persons ultimately in control of Mitsui Japan or Mitsui USA.

Directors and Executive Officers of Mitsui Japan

Name	Occupation and Business Address	Number of Shares of Common Stock Beneficially Owned

Shoei Utsuda	Chairman of the Board of Directors	—
Masami Iijima	Representative Director, President and Chief Executive Officer	—
Ken Abe	Representative Director, Executive Vice President	—
Junichi Matsumoto	Representative Director, Executive Vice President	—
Norinao Iio	Representative Director, Senior Executive Managing Officer	—
Seiichi Tanaka	Representative Director, Senior Executive Managing Officer	—
Takao Omae	Representative Director, Senior Executive Managing Officer	—
Akishige Okada	Director	—
Nobuko Matsubara	Director	—
Ikujiro Nonaka	Director	—
Hiroshi Hirabayashi	Director	—
Toshimasa Furukawa (1)	Executive Vice President	—
Koji Nakamura (2)	Senior Executive Managing Officer	—
Masaaki Fujita (3)	Senior Executive Managing Officer	—
Shinjiro Ogawa (4)	Executive Managing Officer	—
Kiyotaka Watanabe (5)	Executive Managing Officer	—
Junichi Mizonoue (6)	Executive Managing Officer	—
Hideyo Hayakawa	Executive Managing Officer	—
Osamu Koyama	Executive Managing Officer	—

Shigeru Hanagata (7)	Executive Managing Officer	—
Masayoshi Komai	Executive Managing Officer	—
Yoshinori Setoyama	Executive Managing Officer	—
Masahiko Okamura (8)	Executive Managing Officer	—
Masaaki Iida	Executive Managing Officer	—

Location:

(1)	16 Raffles Quay, #17-00 Hong Leong Bldg., Singapore 048581

(2)	24 King William Street, London EC4R 9AJ United Kingdom

(3)	200 Park Avenue, New York, New York 10166-0130, USA

(4)	34th Fl., CWTC TOWER, 1 Jianguomenwai Avenue Beijing, 100004 China

(5)	Hakata Mitsui Bldg. No. 2 1-35, Tenyamachi Hakata-ku, Fukuoka 812-0025, Japan

(6)	15th & 16th Floor, Sathorn City Tower, 175 South Sathorn Road, Tungmahamek Sathorn Bangkok 10120, Thailand

(7)	16-21, Meieki Minami 1-chome, Nakamura-ku Nagoya, 450-0003, Japan

(8)	3-33, Nakanoshima 2-chome Kita-ku, Osaka, 530-0005, Japan

Others: 2-1 Ohtemachi, 1-Chome, Chiyoda-Ku, Tokyo, Japan

Directors and Executive Officers of Mitsui USA

Name	Occupation and Business Address (1)	Number of Shares of Common Stock Beneficially Owned

Ken Abe (2)	Director	—
Masaaki Fujita	President, Chief Executive Officer and Director	—
Motomu Takahashi	Executive Vice President and Director	—
Katsumi Ogawa	Executive Vice President and Director	—
Itaru Nishimura	Senior Vice President, Chief Administrative Officer and Director	—
Toshio Mukai	Senior Vice President, Chief Financial Officer and Director	—
Michael H. Voss (3) (4)	Executive Vice President	—
Yoneji Ishikawa	Senior Vice President and Chief Compliance Officer	—
Makoto Koto	Senior Vice President and Chief Human Resources Officer	—

Shuichi Yoshida	Senior Vice President	—
Katsunori Aikyo	Senior Vice President	—
Haruo Kumo	Senior Vice President	—
Yasushi Hata	Senior Vice President	—
Tadasu Kozuka	Senior Vice President	—
Kunio Watanabe	Senior Vice President	—
Susumu Katagiri	Senior Vice President	—
Katsunori Mori	Senior Vice President	—
Kazuo Sato	Senior Vice President	—
Masumi Muroi	Senior Vice President	—
Yuichi Takano	Corporate Secretary	—

(1)	The business address for all persons listed is 200 Park Avenue, New York, New York 10166-0130, USA, except for Mr. Abe and Mr. Voss, whose business addresses are listed in footnotes (2) and (3), respectively, below.
(2)	Business address is 2-1 Ohtemachi, 1-Chome, Chiyoda-Ku, Tokyo, Japan.
(3)	Business address is 601 South Figueroa Street, Suite 1900, Los Angeles, California 90017-5723, USA.
(4)	Citizen of USA.